ALLIED GOLD LIMITED
ACN 104855067

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

December 9, 2009

Media Release

Allied Gold Prices Offering

Allied Gold Limited ("Allied Gold" or the "Company") (TSX:ALG; ASX:ALD; AIM:AGLD) is pleased to announce that in connection with its previously announced public offering of ordinary shares, it has entered into an agency agreement with a syndicate of agents led by Thomas Weisel Partners Canada Inc. and including Mirabaud Securities LLP, BMO Nesbitt Burns Inc., and CIBC World Markets Inc. (the "Agents") to act as agents to sell on a "best efforts" basis 432,835,820 ordinary shares at a price of C$0.335 per share (or, for settlement in the United Kingdom, 19p per share) (the "Offering Price") for gross proceeds of approximately C$145 million (the "Offering"). The Offering will be placed primarily with purchasers in the United Kingdom, the United States and Canada. Based on the Bank of Canada noon exchange rate on December 7, 2009, this implies gross proceeds from the Offering of approximately £84 million or A$151 million.

In addition, Allied Gold has granted the Agents an over-allotment option, exercisable at any time until up to 30 days following the closing of the Offering, under which the Agents may sell additional ordinary shares equal to up to 15% of the number of ordinary shares sold pursuant to the Offering at the Offering Price to cover over-allotments and for market stabilization purposes.

Allied Gold has filed a final short form prospectus in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia in connection with the Offering.

As recently announced by the Company, Allied Gold now owns approximately 95.7% of the issued and outstanding shares of Australian Solomons Gold Limited ("ASG") as a result of its take-over bid for all of the shares of ASG (96.6% including additional shares deposited and to be taken up on the expiry date). As Allied Gold has acquired more than 90% of the issued and outstanding shares of ASG, Allied Gold will undertake a compulsory acquisition under Australian law of the ASG shares owned by any ASG shareholders who do not accept the bid as set out in the bidder's statement / offer and circular of Allied Gold dated September 29, 2009 in respect of the ASG bid.

Allied Gold intends to use the net proceeds from the Offering for the redevelopment of the Gold Ridge Project in the Solomon Islands which it has recently acquired through its acquisition of ASG, the completion of its Simberi Project oxide expansion in Papua New Guinea, and working capital and general corporate purposes.

The Toronto Stock Exchange has conditionally approved the listing of the ordinary shares to be issued under the Offering, subject to Allied Gold fulfilling all the requirements of the Exchange.

Completion of the Offering is subject to, among other things, normal regulatory approvals and the receipt of approval from Allied Gold's shareholders at a shareholders' meeting scheduled for December 17, 2009 pursuant to the requirements of the Australian Securities Exchange ("ASX"). The Offering is expected to close on or about December 18, 2009.

A 34 Douglas Street, Milton, Queensland 4064 AUSTRALIA T +61 7 3252 5911 F +61 7 3252 3552 E info@alliedgold.com.au
PO Box 2019, Milton, QLD 4064 www.alliedgold.com.au

ALLIED GOLD LIMITED

A copy of the final short form prospectus may be viewed under Allied Gold's SEDAR profile at www.sedar.com, on Allied Gold's web site at www.alliedgold.com.au and on the ASX website at www.asx.com.au under the ASX Code ALD.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The ordinary shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

In the United Kingdom, the Offering is only being and may only be made to (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are both (a) a "Qualified Investor" within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 ("FSMA") and (b) within the categories of persons referred to in Article 19(5) (Investment professionals) or Article 49(2)(a) to (d) (High net worth companies, unincorporated associations etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 ("relevant persons"). The securities being offered hereby are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. The short form prospectus is not an "approved prospectus" within the meaning of Section 85(7) of FSMA and its contents have not been examined or approved by the United Kingdom Financial Services Authority or London Stock Exchange plc, nor has it been approved by an authorized person for the purposes of Section 21 of FSMA.

None of the ASX, TSX or London Stock Exchange plc has reviewed, and do not accept responsibility for, the adequacy or accuracy of this release.

For further information, contact:

Allied Gold Limited

Frank Terranova
Chief Financial Officer
T: +61 7 3252 5911
M: +61 448 187 557
E: fterranova@alliedgold.com.au

Peter Torre
Company Secretary
T: +61 8 9287 4604
E: peter@torrecorporate.com.au